PETER J. MILLONES Executive Vice President, General Counsel 203-299-8398 Peter.millones@priceline.com * Admitted in New York Only

January 30, 2008

Cecilia D. Blye

Office of Global Security Risk
Division of Corporation Finance

United States Securities and Exchange Commission
100 F Street N.E.

Washington, D.C. 20549

Re:	Supplement to priceline.com Incorporated letter dated March 22, 2007 regarding SEC letter, dated February 23, 2007

Dear Ms. Blye:

On behalf of priceline.com Incorporated (the “Company”), I refer to my earlier letter to you dated March 22, 2007 which responded to your letter addressed to Jeffery H. Boyd, the Company’s Chief Executive Officer, dated February 23, 2007, relating to the Company’s Form 10-K for the year ended December 31, 2005 (File No. 0-25581).  We are supplementing our March 22nd response for the following reasons:

•

to describe certain sales by our European subsidiaries to purported residents of Cuba, Iran and Syria, which we inadvertently excluded from the prior response — these sales generated less than €74,000 of revenue, €1,810 of which were generated by Cuban residents; and

•

to include a description of two third-party marketing contracts entered into by our European subsidiary, one with a purported Cuban person, which had been inactive since inception and never generated any bookings, and one with a purported Iranian person, which generated less than €185 of revenue, both of which were also inadvertently excluded from our March 22nd response.

For the sake of consistency with our earlier response, other than as noted, all facts described herein are as of March 22, 2007.  I have attached a copy of the March 22nd response letter (the “Earlier Response”) for your reference as Exhibit A.

Background

On or about November 16, 2007, in the course of responding to a question from our foreign subsidiary, Booking.com B.V., a company established under and pursuant to the laws of The Netherlands, we learned that Booking.com B.V. and its sister company, Booking.com Limited, a company established under and pursuant to the laws of the United Kingdom, have been accepting and facilitating hotel reservations from purported(1) residents of Iran and Syria, the facts of which are detailed below.  In the course of investigating these sales, we also learned that (i) Booking.com B.V. and Booking.com Limited had accepted and facilitated hotel reservations from purported residents of Cuba, the facts of which are detailed below; and (ii) Booking.com B.V. had entered into a third-party marketing agreement with a purported person in Cuba and a purported person in Iran, detailed under “Third-Party Marketing Contracts” below.  Information with respect to these “contacts” with Iran, Cuba and Syria and the third-party marketing contracts was not included in our Earlier Response.  We have taken corrective action and also submitted a voluntary disclosure to the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”) with respect to the Cuba-related matters identified above.

By way of additional background, the Booking.com B.V. and Booking.com Limited websites facilitate hotel reservations (not air, rental car, cruise or vacation package transactions) through an “agency” model, which means the sites collect the reservation information from the customer, pass this information onto the hotel and collect a commission from the hotel after the customer has checked-out and payment to the hotel has been confirmed.

For your convenience, I have included the relevant portions of your comment in this supplemental response letter and keyed the Company’s supplemental responses accordingly.

Comment One:

Describe your current, past and anticipated operations in and contacts with Cuba, Iran and Syria, if any, whether directly or through licensees, subsidiaries, affiliated entities or other indirect arrangements.  Discuss their materiality to you in light of the countries’ status as state sponsors of terrorism.  Please also discuss whether the contacts and operations, individually or in the aggregate, constitute a material investment risk to your security holders.

(1) We refer to “purported” residents throughout this letter because, while customers select either Cuba, Iran or Syria from a “drop down” box on the Booking.com B.V. and Booking.com Limited websites when providing address information during a booking, neither company verifies that the customer is indeed a resident of that country.

As stated in our Earlier Response, the Company owns a number of different websites, including the website www.priceline.com.  In addition, the Company’s subsidiaries, including Booking.com B.V. located in The Netherlands and Booking.com Limited (formally known as Active Hotels Limited) located in the United Kingdom, which together generate the substantial portion of the Company’s gross travel bookings outside the United States, own a number of different websites that provide hotel travel services to customers in, among other places, the United States and Europe.

Bookings by Purported Cuban, Iranian and Syrian Residents

As a supplement to our Earlier Response:

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Since the Company’s acquisition of each of Booking.com Limited on September 21, 2004 and Booking.com B.V. on July 14, 2005, through the date of the Earlier Response, Booking.com B.V. and Booking.com Limited facilitated 49 hotel bookings (net of cancellations) outside of Cuba, by purported Cuban residents. Below is a breakdown of the number of bookings (net of cancellations) by purported Cuban residents by year and the number of overall hotel bookings by the Company in that year:

	2004 (from Sept. 21st)	2005(1)	2006	2007
				(as of March 22nd)(2)
Hotel bookings by purported Cuban residents	1	7	39	2
Hotel room nights booked by purported Cuban residents	3	20	101	8
Total priceline.com Incorporated hotel room nights	2,007,000(3)	11,759,000	18,649,000	5,955,000(4)
Revenue realized (net of 3rd party marketing payments) from hotel room night booked by purported Cuban residents	€33	€274	€1,291	€212
% of hotel room nights by purported Cuban residents	0.00015%	0.00017%	0.00054%	0.00013%

(1)  Booking.com B.V. bookings are from July 14th (the date of acquisition).  Booking.com Limited bookings are for the entire year.

(2) For the entire year 2007, there were a total of 47 bookings (net of cancellations) by purported Cuban residents, representing 182 room nights, with realized revenues of approximately €2,710.  As noted above, all bookings by purported Cuban residents have been described in a separate voluntary disclosure to OFAC.

(3)  Q4 2004 reported totals.

(4)  Q1 2007 reported totals.

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Since the Company’s acquisition of each of Booking.com Limited on September 21, 2004 and Booking.com B.V. on July 14, 2005, through the date of the Earlier Response, Booking.com B.V. and Booking.com Limited facilitated 1,237 hotel bookings (net of cancellations) outside of Iran, by purported Iranian residents.  Below is a breakdown of the number of bookings (net of cancellations) by purported Iranian residents by year and the number of overall hotel bookings by the Company in that year:

	2004	2005(5)	2006	2007
	(from Sept. 21st)			(as of March 22nd)
Hotel bookings by purported Iranian residents	4	214	831	188
Hotel room nights booked by purported Iranian residents	15	856	3,564	657
Total priceline.com Incorporated hotel room nights	2,007,000(6)	11,759,000	18,649,000	5,955,000(7)
Revenue realized (net of 3rd party marketing payments) from hotel room nights booked by purported Iranian residents	€133	€9,199	€43,081	€8,211
% of hotel room nights by purported Iranian residents	0.00075%	0.00728%	0.01911%	0.01103%

(5) Booking.com B.V. bookings are from July 14th (the date of acquisition).  Booking.com Limited bookings are for the entire year.

(6) Q4 2004 reported totals.

(7) Q1 2007 reported totals.

•

Since the Company’s acquisition of each of Booking.com Limited on September 21, 2004 and Booking.com B.V. on July 14, 2005, through the date of the Earlier Response, Booking.com B.V. and Booking.com Limited facilitated 253 hotel bookings (net of cancellations) outside of Syria, by purported Syrian residents.  Below is a breakdown of the number of bookings (net of cancellations) by purported Syrian residents by year and the number of overall hotel bookings by the Company in that year:

	2004 (from Sept. 21st)	2005(8)	2006	2007 (until March 22nd)
Hotel bookings by purported Syrian residents	0	40	162	51
Hotel room nights booked by purported Syrian residents	0	138	576	181
Total priceline.com Incorporated hotel room nights	2,007,000(9)	11,759,000	18,649,000	5,955,000(10)
Revenue realized (net of 3rd party marketing payments) from hotel room nights booked by purported Syrian residents	0	€1,616	€5,763	€4,009
% of hotel room nights by purported Syrian residents	0.00000%	0.00117%	0.00309%	0.00304%

(8) Booking.com B.V. bookings are from July 14th (the date of acquisition).  Booking.com Limited bookings are for the entire year.

(9) Q4 2004 reported totals.

(10) Q1 2007 reported totals.

Third-Party Marketing Contracts

In the course of investigating these matters, we determined that two third-party marketing contracts should have been included in the Earlier Response.  Specifically, Booking.com B.V. had entered into one (1) marketing contract with a purported Cuban person on July 7, 2005 (which date is one week prior to our acquisition of Booking.com B.V.) and one (1) marketing contract with an Iranian person on September 20, 2006.  By way of explanation and background, a third-party marketing contract as described in this letter refers to a relationship with a third party website that directs transactions to our website and receives a commission for any completed transaction.

The purported Cuban contract (i) has been inactive since inception; (ii) has never resulted in any bookings; and (iii) has been disabled so that it cannot result in bookings.  Nevertheless, the contract has not been legally terminated, pending receipt of appropriate authorization from OFAC to do so.  The Iranian contract resulted in three (3) bookings (net of cancellations) as of the date of the Earlier Response.  All bookings were by purported Iranian residents for hotels located outside Iran.

The Company does not believe that the contacts described above, individually or in the aggregate and even when taken into consideration with the factors described in the Earlier Response, change the risk assessment for the Company’s security holders, as stated in the Earlier Response.

Comment Two:

Your materiality analysis should address materiality in quantitative terms, including the approximate dollar amount of revenues, assets and liabilities associated with Cuba, Iran and Syria.  Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.

We note, for example, that Arizona and Louisiana have adopted legislation that requires their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permits divestment of state pension fund assets from, companies that do business with U.S.-designated state sponsors of terrorism.  Pennsylvania’s General Assembly has passed a resolution mandating assessment and reporting of state pension fund assets invested in companies that do business with certain U.S.-designated state sponsors of terrorism.  Florida requires issuers to disclose in their prospectuses any business contacts with Cuba or persons located in Cuba.  Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Iran and Syria.

The aggregate sum of revenues derived from the bookings described above by purported Cuban residents is €1,810; by purported Iranian residents is €60,624; and by purported Syrian residents is €11,388.  The total sum of revenue derived from these activities is €73,822. The commission or fee paid to the Iranian third-party website pertaining to the three (3) transactions resulting from such contract described above was €185. In sum, the number of transactions and the revenues derived from hotel accommodations services to purported Cuban, Iranian and Syrian residents and through third-party marketing relationships — both as an absolute number and as a percentage of the Company’s overall travel sales are minimal.  Out of total consolidated Company revenue for 2006 of over $1 billion, it is clear that the revenues described above do not present quantitative materiality issues.

As noted earlier in this letter, the Company has submitted a voluntary disclosure to OFAC with respect to the Cuban contacts of Booking.com B.V. and Booking.com Limited, and it has taken measures to ensure that such contacts do not reoccur.

With respect to the contacts with Cuba, Iran and Syria noted in this letter, we sincerely regret that they were not included in our Earlier Response.  The ability to accept bookings by purported residents of Cuba, Iran and Syria and the possibility of third-party marketing contracts with parties in those countries were factors that we simply did not consider in the preparation of our Earlier Response, as our focus was on contacts and relationships needed to support travel into, from and within those countries, rather than support to individual travelers resident in but seeking travel services outside of those countries (“outbound travel”).

While we currently have no specific plans to change the travel services made available by Booking.com B.V. or Booking.com Limited for outbound travel by purported Iranian or Syrian residents, we note that this business grew during the year 2007 in terms of the number of hotel bookings (a nearly three-fold increase, which is generally commensurate with the overall growth of Booking.com B.V.’s non-core markets) and through recent additional marketing contracts with Iranian parties.  Nevertheless, this growth still constituted less than 0.05% of the Company’s overall revenues for the same time period.

We remain aware of the U.S. export and reexport controls in effect against Iran and Syria and note that the facilitation of travel by Iranian or Syrian residents is not prohibited or restricted under U.S. laws and regulations.  In addition, the fact that hotel travel services are available through Booking.com B.V. and Booking.com Limited to persons who give billing addresses located in either Iran or Syria is publicly visible on the Booking.com B.V. and Booking.com Limited websites, and the Company is not aware of any indication that the availability of such hotel travel services through Booking.com B.V. and Booking.com Limited has affected investor sentiment, its reputation, or share value.  Accordingly, the Company does not believe that these qualitative factors affect the quantitative materiality analysis provided above or would be material to an investor in making an investment decision.

Please call me at 203-299-8398 should you or your staff have any questions or require further information.

Very truly yours,

/s/ Peter J. Millones

Peter J. Millones

cc: Jack Guggenheim, Office of Global Security Risk

Exhibit A

PETER J. MILLONES

Executive Vice President, General Counsel

203-299-8398

Peter.millones@priceline.com

* Admitted in New York Only

March 22, 2007

Cecilia D. Blye

Office of Global Security Risk
Division of Corporation Finance

United States Securities and Exchange Commission
100 F Street N.E.

Washington, D.C. 20549

Re:	priceline.com Incorporated
Form 10-K for the year ended December 31, 2005
(File No. 0-25581)

Dear Ms. Blye:

On behalf of priceline.com Incorporated (the “Company”), I am responding to your letter addressed to Jeffery H. Boyd, the Company’s Chief Executive Officer, dated February 23, 2007, relating to the Company’s Form 10-K for the year ended December 31, 2005.

For your convenience, I have included your comments in this response letter and keyed the Company’s responses accordingly.

Comment One:

Your website includes a link to the website of Priceline Hong Kong.  Priceline Hong Kong lists on its website destinations served in Cuba, Iran and Syria.  These countries are identified as state sponsors of terrorism by the U.S. State Department and are subject to U.S. economic sanctions and controls.  Please clarify for us your relationship with Priceline Hong Kong.  Describe your current, past and anticipated operations in and contacts with Cuba, Iran and Syria, if any, whether directly or through licensees, subsidiaries, affiliated entities or other indirect arrangements.  Discuss their materiality to you in light of the countries’ status as state sponsors of terrorism.  Please also discuss whether the contacts and operations, individually or in the aggregate, constitute a material investment risk to your security holders.

Hutchison-Priceline Limited

Hutchison-Priceline Limited (“Hutchison-Priceline”), the owner of the websites www.priceline.com.hk, www.priceline.com.sg and www.priceline.com.tw, was formed in June 2000 by the Company and Hutchison Whampoa Limited (“Hutchison”), a public company registered in Hong Kong, for the purpose of conducting an internet-based travel business in Asia.

The Company and Hutchison currently own 15.4% and 84.6%, respectively, of the outstanding equity of Hutchison-Priceline.  In the third quarter of 2002, the Company wrote off in its entirety the carrying value of its investment in Hutchison-Priceline.  The Company has the right to appoint two of the five members of Hutchison-Priceline’s Board of Directors.

Since the inception of Hutchison-Priceline, the day to day operations have been managed by Hutchison and Hutchison alone has for the past several years financially supported, as needed, the operations of Hutchison-Priceline.  The Company has no obligation to fund, and has not funded, the operations of Hutchison-Priceline above and beyond the amount of its equity interest in Hutchison-Priceline.  Hutchison-Priceline is obligated to pay certain fees to the Company under license, services and trademark agreements between the Company and Hutchison-Priceline for services rendered from time to time by the Company at the request of Hutchison-Priceline.  Hutchison-Priceline’s activities are not significant to the Company, as future cash flows, if any, resulting from its license, services and trademark agreements have been, and are expected to continue to be, immaterial.

Hutchison-Priceline offers through its websites two travel services to its customers — the sale of airline tickets and hotel room accommodations.  With respect to airline tickets, as a general matter, Hutchison-Priceline only sells airline tickets that depart from Singapore, Hong Kong or Taiwan.   Other than a single round-trip airline ticket from Singapore to Iran (via Bahrain) on Gulf Air sold to a customer in 2006 (approximate value of SGD 1651), Hutchison-Priceline has not sold any airline tickets that departed from or arrived in Cuba, Iran or Syria.  With respect to hotel room accommodations, Hutchison-Priceline has not arranged for or sold any hotel rooms in Cuba, Iran or Syria.  The Company has requested, and Hutchison-Priceline has agreed, to remove any “drop down-boxes” on Hutchison-Priceline’s websites that allow customers to select and search for information about destinations in Cuba.

The Company and its wholly-owned and majority-owned subsidiaries

The Company owns a number of different websites, including the website www.priceline.com.  In addition, the Company’s subsidiaries, including Booking.com B.V. located in the Netherlands and Booking.com Limited (formally known as Active Hotels Limited) located in the United Kingdom, which together generate the substantial portion of the Company’s gross travel bookings outside the United States, own a number of different websites that provide travel services to customers in, among other places, the United States and Europe.

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Other than as set forth in the following two bullet points, the Company has not, and since the dates on which they were acquired by the Company (or within days after being acquired) none of the Company’s subsidiaries has, sold travel services in, to or from Cuba, Iran or Syria.

•                  Since the Company’s inception, it has sold 76 airline tickets with destinations in Damascus (72) and Aleppo (4), Syria.  None of the airline tickets sold was for travel on a Syrian airline.  The Company booked the airline tickets through the Worldspan global distribution system and did not have any contact with entities in Syria.  As of March 15, 2007, the most recent booking was February 11, 2007.  Below is a breakdown of the number of airline tickets sold with destinations in Syria by year and the number of overall airline ticket sold by the Company in that year:

	2000	2001	2002	2003	2004	2005	2006	2007 (to date)
Airline tickets sold with destinations in Syria	1	2	0	0	16	12	30	15
Total Priceline airline tickets sold	4.6 million	4.5 million	2.9 million	1.8 million	2.8 million	2.8 million	2.8 million	n/a
% of priceline airline tickets sold with destinations in Syria	0.0000%	0.0000%	0.0000%	0.0000%	0.0006%	0.0004%	0.0011%	n/a

•                  In November and December of 2005, the Company generated commissions of $7.60 and $41.79, respectively, from Enterprise Rent-A-Car for referring two separate customers from the website www.priceline.com to the Enterprise Rent-A-Car website.  These two customers booked rental cars on the Enterprise Rent-A-Car website in Damascus, Syria.  The Company did not have any contact with entities in Syria in connection with these two transactions.

The Company does not believe that the contacts and operations described above, individually or in the aggregate, constitute a material investment risk to any of the Company’s security holders.

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Comment Two:

Your materiality analysis should address materiality in quantitative terms, including the approximate dollar amount of revenues, assets and liabilities associated with Cuba, Iran and Syria.  Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.

We note, for example, that Arizona and Louisiana have adopted legislation that requires their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permits divestment of state pension fund assets from, companies that do business with U.S.-designated state sponsors of terrorism.  Pennsylvania’s General Assembly has passed a resolution mandating assessment and reporting of state pension fund assets invested in companies that do business with certain U.S.-designated state sponsors of terrorism.  Florida requires issuers to disclose in their prospectuses any business contacts with Cuba or persons located in Cuba.  Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Iran and Syria.

Neither the Company nor its subsidiaries (with respect to acquired entities, since the dates on which they were acquired or within days thereof) have sold or are selling travel services in, to or from Cuba or Iran.  The number of transactions and the revenues derived from travel services sold in, to or from Syria — both as an absolute number and as a percentage of the Company’s overall travel sales or airline ticket sales — are minimal.  The Company estimates, for example, that the total revenue recognized from the 30 airline tickets sold with destinations in Syria in 2006 was less than $2,500.  Out of total 2006 revenue of over one billion dollars, it is clear that the Company’s few airline ticket sales with destinations in Syria do not present quantitative materiality issues.

We do not anticipate any significant change in the travel services made available by the Company or its subsidiaries for travel in, to or from Syria.  We are aware of the U.S. export and reexport controls in effect against Syria and note that travel into Syria is not prohibited or restricted under U.S. laws and regulations.  In addition, the fact that travel services in, to or from Syria are available through the Company or its subsidiaries is publicly available on the Company’s websites, and the Company is not aware of any indication that the availability of such services has affected investor sentiment, its reputation, or share value.  Accordingly, the Company does not believe that these qualitative factors affect the quantitative materiality analysis provided above or would be material to an investor in making an investment decision.

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Please call me at 203-299-8398 should you or your staff have any questions or require further information.

Very truly yours,

/s/ Peter J. Millones

Peter J. Millones

cc:                                 Jack Guggenheim, Office of Global Security Risk

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